As filed with the Securities and Exchange Commission on January 18, 2007

Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MICROSEMI CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	95-2110371
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2381 Morse Avenue, Irvine, California	92614
(Address of Principal Executive Offices)	(Zip Code)

Options to purchase shares of Microsemi Corporation’s Common Stock, par value $0.20,

Assumed by Microsemi Corporation,

Originally Issued under the

PowerDsine Ltd. Section 102 Stock Option Plan,

PowerDsine Ltd. 2003 Israel Share Option Plan,

PowerDsine Ltd. 2006 Israeli Share Incentive Compensation Plan, and

PowerDsine Ltd. Stock Option Plan (Incentive and Restricted Stock Option)

And

Shares of Microsemi Corporation’s Common Stock, Par Value $0.20,

Assumed by Microsemi Corporation,

Originally Issued under the PowerDsine Ltd. 2006 Israeli Share Incentive Compensation Plan

(Full title of the plan(s))

David R. Sonksen,

Executive Vice President, Chief Financial Officer, Secretary and Treasurer

Microsemi Corporation

2381 Morse Avenue, Irvine, California 92614

(Name and address of agent for service)

(949) 221-7100

(Telephone number, including area code, of agent for service)

Copy to:

Nicholas J. Yocca, Esq.

The Yocca Law Firm LLP

19900 MacArthur Blvd., Suite 650, Irvine, California 92612

(949) 253-0800

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered		Proposed maximum offering price per share		Proposed maximum aggregate offering price	Amount of registration fee
Shares of Registrant’s Common Stock, $0.20 par value per share (1)(2)	2,750		$5.45	(3)(5)	$14,987.50	$1.60
Shares of Registrant’s Common Stock, $0.20 par value per share (1)(2)	989,050		$8.12	(3)(6)	$8,031,086.00	$859.33
Shares of Registrant’s Common Stock, $0.20 par value per share (1)(2)	498,537		$12.80	(3)(7)	$6,381,273.60	$682.80
Shares of Registrant’s Common Stock, $0.20 par value per share (1)(2)	330,251		$9.95	(3)(8)	$3,285,997.45	$351.60
Shares of Registrant’s Common Stock, $0.20 par value per share (1)(2)	56,803		$18.465	(4)(9)	$1,048,867.40	$112.23
TOTAL	1,877,391	(1)(2)			$18,762,211.95	$2,007.56

(1)	Including the associated Rights to Purchase Series A Junior Participating Preferred Stock in accordance with the Microsemi Corporation Shareholder Rights Plan, as amended.

(2)	Pursuant to Rule 416(a), this registration statement also covers any additional securities that may be offered or issued in connection with any stock split, stock dividend or similar transaction.

(3)	Calculated solely for the purposes of this Registration Statement under Rule 457(h) upon the basis of the weighted-average exercise prices at which the options may be exercised. All of the options are outstanding and have a fixed price.

(4)	Calculated solely for the purposes of this Registration Statement under Rule 457(e) at $18.465 per share upon the basis of the average as of January 16, 2007 of the high ($18.77) and low ($18.16) reported sales prices of the Registrant’s Common Stock, par value $0.20 per share. For comparison, the value of the shares calculated on the basis of $10.895, which is the average as of January 8, 2007 of the high ($10.94) and low ($10.85) reported sales prices of the ordinary shares of PowerDsine restricted stock that were exchanged for the Registrant’s Common Stock, par value $0.20 per share, would be only approximately $17.66 per share of the Registrant’s Common Stock which is calculated as follows: $10.895 per PowerDsine share minus $8.25 of cash consideration received in exchange for the PowerDsine shares, and the difference is divided by the 0.1498 exchange ratio.

(5)	2,750 shares of the 1,877,391 shares that are registered hereby consist of shares subject to issuance upon the exercise of the stock options that were outstanding under the Section 102 Stock Option Plan of PowerDsine Ltd, an Israeli company (“PowerDsine Ltd.”) as of immediately prior to the effective time of the Registrant’s acquisition of PowerDsine that have been assumed by the Registrant, and, therefore, have become options to purchase Registrant’s Common Stock. The assumption was contemplated pursuant to an Agreement and Plan of Merger dated as of October 24, 2006, by and among the Registrant, Pinnacle Acquisition Corporation Ltd., an Israeli company and indirect wholly owned subsidiary of the Registrant, and PowerDsine (the “Merger Agreement”).

(6)	989,050 shares of the 1,877,391 shares that are registered hereby consist of shares subject to issuance upon the exercise of the stock options that were outstanding as of immediately prior to the effective time of the Registrant’s acquisition of PowerDsine under the 2003 Israel Share Option Plan of PowerDsine Ltd. Pursuant to the Merger Agreement, these options have been assumed by the Registrant and therefore have become options to purchase Registrant’s Common Stock.

(7)	498,537 shares of the 1,877,391 shares that are registered hereby consist of shares subject to issuance upon the exercise of the stock options that were outstanding as of immediately prior to the effective time of the Registrant’s acquisition of PowerDsine under the 2006 Israeli Share Incentive Compensation Plan and Stock Option Plan of PowerDsine Ltd. Pursuant to the Merger Agreement, these options have been assumed by the Registrant and therefore have become options to purchase Registrant’s Common Stock.

(8)	330,251 shares of the 1,877,391 shares that are registered hereby consist of shares subject to issuance upon the exercise of the stock options that were outstanding as of immediately prior to the effective time of the Registrant’s acquisition of PowerDsine under the Stock Option Plan (Incentive and Restricted Stock Option) of PowerDsine Ltd. Pursuant to the Merger Agreement, these options have been assumed by the Registrant and therefore have become options to purchase Registrant’s Common Stock.

(9)	56,803 shares of the 1,877,391 shares that are registered hereby consist of shares issued in exchange for the PowerDsine ordinary shares that were outstanding as of immediately prior to the effective time of the Registrant’s acquisition of PowerDsine as restricted shares under the 2006 Israeli Share Incentive Compensation Plan and Stock Option Plan of PowerDsine Ltd. Pursuant to the Merger Agreement, these shares have been assumed by the Registrant and therefore have become shares of Common Stock.

INTRODUCTORY STATEMENT

Microsemi Corporation (“Microsemi” or the “Registrant”) hereby registers under the Securities Act of 1933, as amended (the “Securities Act”) 1,877,391 shares of Common Stock, par value $0.20 per share, of Microsemi (“Microsemi Common Stock”).

On January 9, 2007 (the “Closing Date”), Pinnacle Acquisition Corporation Ltd., an Israeli company and indirect wholly owned subsidiary of the Registrant, was merged with and into PowerDsine Ltd., an Israeli company (“PowerDsine”), pursuant to an Agreement and Plan of Merger, dated as of October 24, 2006, by and among the Registrant, Pinnacle Acquisition Corporation Ltd., and PowerDsine, (the “Merger Agreement”), as a result of which PowerDsine became an indirect wholly-owned subsidiary of the Registrant (the “Merger”). Under the terms of the Merger Agreement, each outstanding option previously granted by PowerDsine under the Plans which were outstanding immediately prior to the effective time of the Merger were assumed by the Registrant. Additionally, each unvested restricted ordinary share issued under the Plans that was subject to a vesting schedule or forfeiture on termination of employment and was outstanding immediately prior the effective time was assumed by the Registrant.

The shares of Microsemi Common Stock that are registered on this Form S-8 Registration Statement are comprised of (i) up to 2,750 shares of Microsemi Common Stock issueable in connection with the exercise of options that were granted under the PowerDsine Ltd. Section 102 Stock Option Plan (“Section 102 Plan”); (ii) up to 989,050 shares of Microsemi Common Stock issueable in connection with the exercise of options that were granted under the PowerDsine Ltd. 2003 Israel Share Option Plan (“2003 Plan”); (iii) up to 498,537 shares of Microsemi Common Stock issueable in connection with the exercise of options that were granted under the PowerDsine Ltd. 2006 Israeli Share Incentive Compensation Plan (the “2006 Plan”); and (iv) up to 330,251 shares of Microsemi Common Stock issueable in connection with the exercise of options that were granted under the PowerDsine Ltd. Stock Option Plan (Incentive and Restricted Stock Option) (the “Stock Option Plan” and together with the Section 102 Plan, the 2003 Plan, and the 2006 Plan, the “Plans”), which were assumed by Microsemi and thus became options to purchase shares of Microsemi Common Stock. The shares of Microsemi Common Stock that are registered under this Form S-8 also include up to 56,803 shares of Microsemi Common Stock that were issued in exchange for the ordinary shares that were outstanding immediately prior to the effective time of the Merger as restricted shares under the 2006 Plan.

The options under the Plans became exercisable for that number of shares of Microsemi Common Stock equal to the number of PowerDsine ordinary shares, par value NIS0.01 per share, that were issueable upon exercise of the option immediately prior to the effective time of the Merger multiplied by 0.6112, rounded down to the nearest whole number of shares, and the per share exercise price was adjusted to equal the exercise price for which the option was exercisable immediately prior to the effective time of the Merger divided by 0.6112, rounded up to the nearest whole cent. The ratio of 0.6112 was determined based on the exchange ratio in the Merger, which was 0.1498 of a share of Microsemi Common Stock, plus an adjustment in lieu of the $8.25 in cash paid per each one (1) PowerDsine ordinary share. In lieu of the $8.25 per share in cash payable in the Merger, for calculating the adjustments of the assumed options, an additional fractional share amount was added to the 0.1498 exchange ratio, which equated to an additional 0.4614 of a share of Microsemi Common Stock based on the Microsemi Common Stock’s $17.88 closing price on the trading day immediately preceding the effective time of the Merger as reported by the Nasdaq Stock Market, pursuant to the Merger Agreement.

Each ordinary restricted share of PowerDsine originally issued under the 2006 Plan and outstanding immediately prior to the effective time was assumed by the Registrant and was converted into the right to receive 0.1498 of share of Microsemi Common Stock and $8.25 in cash, pursuant to the Merger Agreement.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1. Plan Information.

The document(s) containing the information required in Part I of Form S-8 will be sent or given to participants in the assumed Plans as specified by Rule 428(b)(1) of the Securities Act of 1933, as amended (the “Securities Act”). These documents and the documents incorporated by reference into this Registration Statement pursuant to Item 3 of Part II, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act (the “Plan Prospectus”). The Plan Prospectus has been omitted from this Registration Statement as permitted by Part I of Form S-8.

This Registration Statement includes a second prospectus (the “Resale Prospectus”) to be used in connection with reoffers and resales, made on a delayed or continuous basis in the future, as provided by Rule 415 under the Securities Act, of shares of our common stock acquired by certain participants of the 2006 Plan prior to the date of this Registration Statement. The Resale Prospectus is filed as part of this Registration Statement as required by Form S-8.

RESALE PROSPECTUS

MICROSEMI CORPORATION

2381 Morse Avenue,

Irvine, California

(949) 221-7100

56,803 SHARES OF COMMON STOCK

This resale prospectus relates to the offer and sale of up to 56,803 shares of our common stock from time to time by the selling stockholders identified beginning on page 17 of this resale prospectus.

Our common stock is traded on the Nasdaq Stock Market’s Nasdaq Global Select Market under the symbol “MSCC.”

We will not receive any of the proceeds from the sales by the selling stockholders. The selling stockholders may sell the shares of our common stock offered under this prospectus in the open market at prevailing market prices, or in private transactions at negotiated prices. They may sell the shares directly, or may sell them through underwriters, brokers or dealers. Underwriters, brokers, or dealers may receive discounts, concessions or commissions from the selling stockholders or from the purchasers, and this compensation might be in excess of the compensation customary in the type of transaction involved. See “Plan of Distribution.” However, the selling stockholders are not obligated to sell their shares of common stock at all.

Upon any sale of our common stock by a selling stockholder, any participating agents, brokers, dealers or market makers may be deemed to be underwriters as that term is defined in the Securities Act of 1933, as amended, and commissions or discounts or any profit realized on the resale of such securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

No underwriter is being utilized in connection with this offering. We will pay all expenses incurred in connection with this offering and the preparation of this resale prospectus. Brokerage commissions and similar selling expenses, if any, attributable to the offer or sale of the shares will be borne by the selling stockholders.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. PLEASE SEE “RISK FACTORS” BEGINNING ON PAGE 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS RESALE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this resale prospectus is January 18, 2007

You should only rely on the information incorporated by reference or provided in this resale prospectus or any supplement. Neither we nor the selling stockholders have authorized anyone else to provide you with different information. The common stock offered hereby is not being offered in any state where the offer is not permitted. You should not assume that the information in this resale prospectus or any supplement is accurate as of any date other than the date on the front of this resale prospectus or such supplement.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the requirements of the Securities Exchange Act of 1934. Accordingly, we file proxy statements and annual, quarterly and special reports with the Securities and Exchange Commission (the “Commission”). You may read and copy this information, for a copying fee, at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. We also make available, free of charge through our Internet web site our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and all amendments to those reports, as soon as reasonably practicable after that material is filed with or furnished to the Commission. Our Internet web site address is http://www.microsemi.com. Please note that we have not incorporated by reference into this resale prospectus the information on our website, and you should not consider it to be a part of this resale prospectus.

We have filed with the Commission a Registration Statement on Form S-8 under the Securities Act of 1933, as amended, to register with the Commission the resale of the shares of the common stock described in this resale prospectus. This resale prospectus is part of that Registration Statement, and provides you with a general description of the shares of the common stock being registered, but does not include all of the information you can find in the Registration Statement or the exhibits. You should refer to the Registration Statement and its exhibits for more information about us and the shares of common stock being registered.

INFORMATION INCORPORATED BY REFERENCE

The Commission allows us to “incorporate by reference” information into this resale prospectus, which means that we can disclose important information to you by referring to another document filed separately by us with the Commission. The information incorporated by reference is deemed to be part of this resale prospectus, except for information superseded by this resale prospectus. This resale prospectus incorporates by reference the documents set forth below that we have previously filed with the Commission as of their respective filing dates. These documents contain important information about us and our finances.

1.	Our Annual Report on Form 10-K for the fiscal year ended October 1, 2006 as filed with the Commission on December 15, 2006;

2.	Our Current Reports on Form 8-K as filed with the Commission on January 4, 2007, January 16, 2007, and January 17, 2007, respectively;

3.	Our Proxy Statement on Schedule 14A as filed with the Commission on January 16, 2007, excluding the information in the sections entitled “Performance Graph” and “Compensation Committee Report for Fiscal Year 2006 of Microsemi Corporation”;

4.	The descriptions of our Common Stock and Preferred Stock contained in our Form 10/A (Amendment No. 2) as filed with the Commission on January 30, 2006; and

5.	The descriptions of our Series A Junior Participating Preferred Stock and Rights to Purchase Junior Participating Preferred Stock contained in our Form 8-A/A (Amendment No. 1) as filed with the Commission on January 30, 2006;

We are also incorporating by reference additional documents that we may file with the Commission in the future under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering. Nothing in this resale prospectus shall or shall be deemed to incorporate information furnished by us, but not filed with the Commission, including but not limited to the information furnished to the Commission pursuant to Item 2.02, Item 7.01 or Item 9.01 of Form 8-K.

Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any subsequently filed document which also is incorporated or deemed to be incorporated herein by reference modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

We will provide, without charge, to each person, including any beneficial owner, to whom this resale prospectus is delivered, upon written or oral request of such person, a copy of any document incorporated by reference into this resale prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference into the information incorporated into this resale prospectus). Request for such information should be directed to:

David R. Sonksen

Chief Financial Officer, Executive Vice President and Secretary

Microsemi Corporation

2381 Morse Avenue,

Irvine, California

(949) 221-7100

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This resale prospectus and the documents incorporated by reference herein contain forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “ongoing,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in the section entitled “Risk factors” in this prospectus. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this resale prospectus. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this resale prospectus or to reflect the occurrence of unanticipated events.

RISK FACTORS

Before you invest in our common stock, you should carefully consider the following risks as well as other information set forth in this resale prospectus. If any of the following risks actually occurs, our business, financial condition or results of operations may suffer. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment.

Downturns in the highly cyclical semiconductor industry have adversely affected the operating results and the value of our business.

The semiconductor industry is highly cyclical, and the value of our business has declined during the “down” portion of these cycles. During recent years, we as well as many others in our industry, experienced significant declines in the pricing of, as well as demand for, products. The market for semiconductors has experienced severe and prolonged downturns. In the future, these downturns may prove to be as, or possibly more, severe. The markets for our products depend on continued demand in the mobile connectivity, automotive, telecommunications, computers/peripherals, defense and aerospace, space/satellite, industrial/commercial and medical markets, and these end-markets have experienced changes in demand that have adversely affected our operating results and financial condition.

Microsemi depends on the ability of its personnel, raw materials, equipment and products to move reasonably unimpeded around the world.

Any political, military, world health (e.g. Sudden Acute Respiratory Syndrome or Avian Influenza) or other issue that hinders the movement or restricts the import or export of materials or products could lead to significant business disruptions. Furthermore, any strike, economic failure or other material disruption on the part of major airlines or other transportation companies could also adversely affect the ability to conduct business. If such disruptions result in cancellations of customer orders or contribute to a general decrease in economic activity or corporate spending, or directly impact Microsemi’s marketing, manufacturing, financial and logistics functions, Microsemi’s consolidated results of operations and financial condition could be materially adversely affected.

Concentration of the factories in the semiconductor industry.

Relevant portions of the semiconductor industry, and those that serve or supply this industry, tend somewhat to be concentrated in certain areas of the world, and therefore, the semiconductor industry has from time to time been, and may from time to time be adversely affected by natural disasters in various locales, epidemics and health advisories such as those related to Sudden Acute Respiratory Syndrome or Avian Influenza.

The semiconductor business is highly competitive and increased competition could reduce our value.

The semiconductor industry, including the areas in which we do business, is highly competitive. We expect intensified competition from existing competitors and new entrants. Competition is based on price, product performance, product availability, quality, reliability and customer service. Pricing pressures may emerge. For instance, competitors may attempt to gain a greater market share by lowering prices. The market for commercial products is characterized by declining selling prices. We anticipate that our average selling prices will decrease in future periods, although the timing and amount of these decreases cannot be predicted with any certainty. The pricing pressure in the semiconductor industry in recent years has been due primarily to the Asian currency crisis, industry-wide excess manufacturing capacity, weak economic growth, the slowdown in capital spending that followed the “dot-com” collapse, the reduction in capital spending by telecom companies and satellite companies, and certain effects of the tragic events of terrorism on September 11, 2001. We compete in various markets with companies of various sizes, many of which are larger and have greater resources than we have, and thus may be better able to penetrate new markets or pursue acquisition candidates and to withstand adverse economic or market conditions. In addition, companies not currently in direct competition with us may introduce competing products in the future. We have numerous competitors. Some of our current major competitors are Freescale Semiconductor, Inc., National Semiconductor Corp., Texas Instruments, Inc., Koninklijke Philips Electronics, ON Semiconductor Corp., Fairchild Semiconductor International, Inc., Micrel Incorporated, International Rectifier Corp., Semtech Corp., Linear Technology Corp., Maxim Integrated Products, Inc., Skyworks Solutions, Inc., Diodes, Inc., Vishay Intertechnology, Inc. and its subsidiary Siliconix Inc. Some of our competitors in developing markets are Triquint Semiconductor, Inc., RF Micro Devices, Inc., Conexant Systems, Inc., Anadigics, Inc. and Skyworks Solutions, Inc. We may not be able to compete successfully in the future or competitive pressures may harm our financial condition, operating results or cash flows.

New technologies could result in the development of competing products and a decrease in demand for our products.

Our financial performance depends on our ability to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost-effective basis. Our failure to develop new technologies or to react to changes in existing technologies could materially delay our development of new products, which could result in product obsolescence, decreased revenues and/or a loss of our market share to competitors. Rapidly changing technologies and industry standards, along with frequent new product introductions, characterize much of the semiconductor industry. A fundamental shift in technologies in our product markets could have material adverse effects on our competitive position within the industry.

For instance, presently we are challenged to develop new products for use with various alternative wireless LAN standards, such as 802.11a, 802.11b, 802.11e, 802.11g, 802.11n and combinations thereof. Although this development has already resulted in design wins related to 802.11a, 802.11g, and 802.11n, solutions related to the other standards and the combination of all of the standards are still in development and are in constant change. The success of products using various standards is subject to rapid changes in market preferences and advancements in competing technologies.

Failure to protect our proprietary technologies or maintain the right to use certain technologies may negatively affect our ability to compete.

We rely heavily on our proprietary technologies. Our future success and competitive position may depend in part upon our ability to obtain or maintain protection of certain proprietary technologies used in our principal products. We do not have significant patent protection on many aspects of our technology. Our reliance upon protection of some of our technology as “trade secrets” will not necessarily protect us from the use by other persons of our technology, or their use of technology that is similar or superior to that which is embodied in our trade secrets. Others may be able to independently duplicate or exceed our technology in whole or in part. We may not be successful in maintaining the confidentiality of our technology, dissemination of which could have material adverse effects on our business. In addition, litigation may be necessary to determine the scope and validity of our proprietary rights.

In the instances in which we hold patents or patent licenses, such as with respect to some circuit components for notebook computers and LCD TVs, any patents held by us may be challenged, invalidated or circumvented, or the rights granted under any patents may not provide us with competitive advantages. Patents often provide only narrow protection and require public disclosure of information that may otherwise be subject to trade secret protection. Also patents expire and are not renewable. Obtaining or protecting our proprietary rights may require us to defend claims of intellectual property infringement by our competitors. We could become subject to lawsuits in which it is alleged that we have infringed or are infringing upon the intellectual property rights of others with or without our prior awareness of the existence of those third-party rights, if any.

If any infringements, real or imagined, happen to exist, arise or are claimed in the future, we may be exposed to substantial liability for damages and may need to obtain licenses from the patent owners, discontinue or change our processes or products or expend significant resources to develop or acquire non-infringing technologies. We may not be successful in such efforts or such licenses may not be available under reasonable terms. Our failure to develop or acquire non-infringing technologies or to obtain licenses on acceptable terms or the occurrence of related litigation itself could have material adverse effects on our operating results, financial condition and cash flows.

We are also involved in certain patent litigation to protect our patents and patent rights, which could cause legal costs to increase above normal levels over the next several years. It is not possible to estimate the exact amounts of these costs, but it is possible that these costs could have a negative effect on our future results.

Compound semiconductor products may not successfully compete with silicon-based products.

Our choices of technologies for development and future implementation may not reflect future market demand. The production of gallium arsenide (GaAs), indium gallium phosphide (InGaP), silicon germanium (SiGe), indium gallium arsenide phosphide (InGaAsP) or silicon carbide (SiC) integrated circuits is more costly than the production of silicon circuits, and we believe it will continue to be more costly in the future. The costs differ because of higher costs of raw materials, lower production yields and higher unit costs associated with lower production volumes. Silicon semiconductor technologies are widely used in process technologies for integrated circuits, and these technologies continue to improve in performance. As a result, we must offer compound semiconductor products that provide vastly superior performance to that of silicon for specific applications in order for them to be competitive with silicon products. If we do not offer compound semiconductor products that provide sufficiently superior performance to offset the cost differential and otherwise successfully compete with silicon-based products, our operating results may be materially and adversely affected. In addition, other alternatives exist and are being developed, and may have superior performance or lower cost.

Production delays related to new compound semiconductors could adversely affect our future results.

We utilize process technology to manufacture compound semiconductors such as GaAs, InGaP, SiGe, SiC and InGaAsP primarily to manufacture semiconductor components. We are pursuing this development effort internally as well as with third party foundries. Our efforts sometimes may not result in commercially successful products. Certain of our competitors offer this capability and our customers may purchase our competitors’ products. The third party foundries that we use may delay or fail to deliver technology and products to us. Our business and prospects could be materially and adversely affected by delay or by our failure to produce these products.

We may not be able to develop new products to satisfy changes in demand.

The competitiveness of designs that we have introduced, including integrated circuits and subsystems such as class D audio subsystems for newly-introduced home theatre DVD players supporting surround sound, PDA backlighting subsystems, backlight control and power management solutions for the automotive notebook computer, monitors and the LCD TV market, LED driver solutions and power amplifiers for certain wireless LAN components, will be subject to various risks and uncertainties. We may be unsuccessful in our efforts to identify new product opportunities and develop and bring products to market in a timely and cost-effective manner. Products or technologies developed by others may render our products or technologies obsolete or non-competitive. In addition, to remain competitive, we must continue to reduce package sizes, improve manufacturing yields and expand sales. We may not be able to accomplish these goals.

We must commit resources to research and development, design, and production prior to receipt of purchase commitments and could lose some or all of the associated investment.

We sell products primarily pursuant to purchase orders for current delivery, rather than pursuant to long-term supply contracts. Many of these purchase orders may be revised or cancelled without penalty. As a result, we must commit resources to the research, design and production of products without any advance purchase commitments from customers. Any inability to sell a product after we devote significant resources to it could have material adverse effects on our business, financial condition, results of operations and cash flows.

Variability of our manufacturing yields may affect our gross margins and profits.

Our manufacturing yields vary significantly among products, depending on the complexity of a particular product’s design and our experience in manufacturing that type of product. We have in the past experienced difficulties in achieving planned yields, which have adversely affected our gross margins and profits.

The fabrication of semiconductor products is a highly complex and precise process. Problems in the fabrication process can cause a substantial percentage of wafers to be rejected or numerous circuits on each wafer to be non-functional, thereby reducing yields. These difficulties include:

•	Defects in masks, which are used to transfer circuit patterns onto our wafers;

•	Impurities in the materials used;

•	Contamination of the manufacturing environment; and

•	Equipment failure.

Because a large portion of our costs of manufacturing is relatively fixed, and average selling prices for our products tend to decline over time, it is critical for us to improve the number of shippable circuits per wafer and increase the production volume of wafers in order to maintain and improve our results of operations. Yield decreases can result in substantially higher unit costs, which could materially and adversely affect our operating results and have done so in the past. Moreover, our process technologies have primarily utilized standard silicon semiconductor manufacturing equipment, and production yields of compound integrated circuits have been relatively low compared with silicon circuit devices. We may be unable to continue to improve yields in the future, and we may suffer periodic yield problems, particularly during the early production of new products or introduction of new process technologies. In either case, our results of operations could be materially and adversely affected.

International operations and sales expose us to material risks and may increase the volatility of our operating results.

Revenues from foreign markets represent a significant portion of total revenues. Our net sales to foreign customers represented approximately 33% of net sales for fiscal years 2004, 2005 and 2006. These sales were principally to customers in Europe and Asia. Foreign sales are classified as shipments to foreign destinations. Microsemi or its subsidiaries maintain facilities or contracts with entities in Korea, Japan, China, Ireland, Thailand, the Philippines, France and Taiwan, Israel and India and employ salespeople based in Portugal and the United Kingdom. There are risks inherent in doing business internationally, including:

•	Legislative or regulatory requirements, including tax laws in the United States and in the countries in which we manufacture or sell our products;

•	Trade restrictions;

•	Transportation delays;

•	Communication interruptions;

•	Work stoppages; disruption of local labor supply and/or transportation services;

•	Economic and political instability;

•	Acts of war or terrorism, or health crises, which could disrupt our manufacturing and logistical activities;

•	Changes in import/export regulations, tariffs and freight rates;

•	Difficulties in collecting receivables and enforcing contracts generally; and

•	Currency exchange rate fluctuations, devaluation of foreign currencies, hard currencies shortages and exchange rate fluctuations.

In addition, the laws of certain foreign countries may not protect our products, assets or intellectual property rights to the same extent as do U.S. laws. Therefore, the risk of piracy of our technology and products may be greater in those foreign countries. We may experience material adverse effects to our financial condition, operating results and cash flows in the future.

Microsemi’s subsidiaries’ manufacturing processes are complex and specialized delays in beginning production, implementing production techniques, resolving problems associated with technical equipment malfunctions, or issues related to government or customer qualification of facilities could adversely affect our manufacturing efficiencies and our ability to realize cost savings.

The Microsemi consolidated group’s manufacturing efficiency will be an important factor in our future profitability, and we may be unsuccessful in our efforts to maintain or increase our manufacturing efficiency. Our manufacturing processes, and those utilized by our third-party subcontractors, are highly complex, require advanced and costly equipment and are sometimes modified in an effort to improve yields and product performance. We have from time to time experienced difficulty in transitions of manufacturing processes to different facilities or adopting new manufacturing processes. As a consequence, we have at times experienced delays in product deliveries and reduced yields. Every silicon wafer fabrication facility utilizes very precise processing, and processing difficulties and reduced yields commonly occur, and one of the major causes of these problems is contamination of the material. Reduced manufacturing yields can often result in manufacturing and shipping delays due to capacity constraints. Therefore, manufacturing problems can result in additional operating expense and delayed or lost revenues. In one instance which occurred in fiscal year 2005, Microsemi scrapped nonconforming inventory at a cost of approximately $1 million and experienced a delay of approximately two months in realizing approximately $1.5 million of revenues. In an additional instance which occurred in fiscal year 2004, Microsemi encountered a manufacturing problem concerning contamination in a furnace that resulted in the quarantine of approximately 1 million units at a cost of approximately $2 million. The identification and resolution of that manufacturing issue required four months of effort to investigate and resolve, which resulted in a concurrent delay in realizing approximately $2 million of revenues. Microsemi may experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, upgrading existing facilities, relocating processes to different facilities, or changing its process technologies, any of which could result in a loss of future revenues or an increase in manufacturing costs.

Interruptions, delays or cost increases affecting our materials, parts, equipment or subcontractors may impair our competitive position.

We have a risk of being reliant on complex manufacturing operations and outside manufacturing, assembly and testing performed by third-party subcontractors. Our manufacturing operations, and the outside manufacturing operations that we use increasingly, depend upon obtaining, in some instances, a governmental qualification of the manufacturing process, and in all instances, adequate supplies of materials, parts and equipment, including silicon, mold compounds and lead frames, on a timely basis from third parties. Some of the outside manufacturing operations we use are based in foreign countries. Our results of operations could be adversely affected if we are unable to obtain adequate supplies of materials, parts and equipment in a timely manner or if the costs of materials, parts or equipment increase significantly. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. Although we generally use materials, parts and equipment available from multiple suppliers, we have a limited number of suppliers for some materials, parts and equipment. While we believe that alternate suppliers for these materials, parts and equipment are available, an interruption could adversely affect our operations.

Some of our products are manufactured, assembled and tested by third-party subcontractors. Some of these contractors are based in foreign countries. We generally do not have any long-term agreements with these subcontractors. As a result, we may not have direct control over product delivery schedules or product quality. Outside manufacturers generally will have longer lead times for delivery of products as compared with our internal manufacturing, and therefore, when ordering from these suppliers, we will be required to make longer-term estimates of our customers’ current demand for products, and these estimates are difficult to make. Also, due to the amount of time typically required to qualify assemblers and testers, we could experience delays in the shipment of our products if we are forced to find alternate third parties to assemble or test our products. Any product delivery delays in the future could have material adverse effects on our operating results, financial condition and cash flows. Our operations and ability to satisfy customer obligations could be adversely affected if our relationships with these subcontractors were disrupted or terminated. Also these subcontractors must be qualified by the U.S. Government or customers for high-reliability processes. Historically the U.S. Government has rarely qualified any foreign manufacturing or assembly lines for reasons of national security; therefore, our ability to move certain manufacturing offshore may be limited or delayed.

We depend on third party subcontractors in Asia for wafer fabrication, assembly and packaging of an increasing portion of our products. Currently we utilize third-party subcontractors for approximately 30% of our assembly and packaging requirements and 13% of our wafer fabrication. We expect that these percentages may increase to as much as 35% and 20% respectively, in the subsequent fiscal year. The packaging of our products is performed by a limited group of subcontractors and some of the raw materials included in our products are obtained from a limited group of suppliers. Although we seek to reduce our dependence on sole or limited source suppliers, disruption or termination of any of these sources could occur and such disruptions or terminations could harm our business and operating results. In the event that any of our subcontractors were to experience financial, operational, production or quality assurance difficulties resulting in a reduction or interruption in supply to us, our operating results could suffer at least until alternate qualified subcontractors, if any, were to become available and active.

We anticipate that many of our next-generation products may be manufactured by third party subcontractors in Asia, and to the extent that such potential manufacturing relationships develop, they may be with a limited group of subcontractors. Therefore, any disruptions or terminations of manufacturing could harm our business and operating results. Also these subcontractors must be qualified by the U.S. Government or customer for high-reliability processes. Historically the Defense Supply Center Columbus (DSCC) has rarely qualified any foreign manufacturing or assembly lines for reasons of national security; therefore, our ability to move certain manufacturing offshore may be limited or delayed.

Fixed costs may reduce operating results if our sales fall below expectations.

Our expense levels are based, in part, on our expectations for future sales. Many of our expenses, particularly those relating to capital equipment and manufacturing overhead, are relatively fixed. We might be unable to reduce spending quickly enough to compensate for reductions in sales. Accordingly, shortfalls in sales could materially and adversely affect our operating results. This challenge could be made even more difficult if lead times between orders and shipments are shortening.

Reliance on government contracts for a portion of our sales could have material adverse effects on results of operations.

Some of our sales are derived from customers whose principal sales are to the United States Government. These sales are derived from direct and indirect business with the U.S. Department of Defense, or DOD, and other U.S. government agencies. Future sales are subject to the uncertainties of governmental appropriations and national defense policies and priorities. If we experience significant reductions or delays in procurements of our products by the United States Government or terminations of government contracts or subcontracts, our operating results could be materially and adversely affected. Generally, the United States Government and its contractors and subcontractors may terminate their contracts with us for cause or for convenience. We have in the past experienced one termination of a contract due to the termination of the underlying government contracts. All government contracts are also subject to price renegotiation in accordance with U.S. Government Renegotiation Act. By reference to such contracts, all of the purchase orders we receive that are related to government contracts are subject to these possible events. There is no guarantee that we will not experience contract terminations or price renegotiations of government contracts in the future. Microsemi’s net sales to defense markets represented approximately 30% in fiscal years 2004, 2005 and 2006. From time to time, we have experienced declining defense-related sales, primarily as a result of contract award delays and reduced defense program funding. The timing and amount of an increase, if any, in defense-related business is uncertain. In the past, expected increases in defense related spending has occurred at a rate that has been slower than expected. The effects of defense spending increases are difficult to estimate and subject to many sources of delay. Our prospects for additional defense-related sales may be adversely affected in a material manner by numerous events or actions outside our control.

There may be unanticipated costs associated with adding to or supplementing our manufacturing capacity.

We anticipate that future growth of our business could require increased manufacturing capacity on our part and on the part of certain outside foundries, assembly shops, or testing for some of our integrated circuit products or other products. Expansion activities are subject to a number of risks, including:

•	Unavailability or late delivery of the advanced, and often customized, equipment used in the production of our specialized products;

•	Delays in bringing new production equipment on-line;

•	Delays in supplying satisfactory designs or products to our existing customers; and

•	Unforeseen environmental, engineering or manufacturing qualification problems relating to existing or new facilities.

These and other risks may affect the ultimate cost and timing of any expansion of our capacity.

Our future success depends, in part, upon our ability to continue to attract and retain the services of our executive officers or other key management or technical personnel.

We could potentially lose the services of any of our senior management personnel at any time due to possible reasons that could include death, incapacity, calamity, military service, retirement, resignation or competing employers. Our execution of current plans could be adversely affected by such a loss. We may fail to attract and retain qualified technical, sales, marketing and managerial personnel required to continue to operate our business successfully. Personnel with the necessary expertise are scarce and competition for personnel with proper skills is intense. Also, attrition in personnel can result from, among other things, changes related to acquisitions, as well as retirement or disability. We may not be able to retain existing key technical, sales, marketing and managerial employees or be successful in attracting, assimilating or retaining other highly qualified technical, sales, marketing and managerial personnel, particularly at such times in the future as we may need to do so to fill a key position. If we are unable to continue to retain existing executive officers or other key employees or are unsuccessful in attracting new highly qualified employees, our business, financial condition and results of operations could be materially and adversely affected.

Failure to manage consolidation of operations effectively could adversely affect our margins and earnings.

Our ability to successfully offer and sell our products requires effective planning and management processes. Our Capacity Optimization Enhancement Program, with consolidations and realignments of operations, and expected future growth, may place a significant strain on our management systems and resources, including our financial and managerial controls, reporting systems, procedures and information technology. In addition, we will need to continue to train and manage our workforce worldwide. Any unmet challenges in that regard could negatively affect our results of operations.

We have acquired and may acquire other companies and may be unable successfully to integrate such companies with existing operations.

We have in the past acquired a number of businesses or companies, and additional product lines and assets. We recently acquired Advanced Power Technology, Inc. and PowerDsine. We may continue to expand and diversify our operations with additional acquisitions. If we are unsuccessful in integrating these companies or product lines with existing operations, or if integration is more difficult or more costly than anticipated, we may experience disruptions that could have material adverse effects on our business, financial condition and results of operations. The market price of our common stock could be adversely affected if the effect of the merger on the Microsemi consolidated group’s financial results is dilutive or is below the market’s expectations. Some of the risks that may affect our ability to integrate or realize any anticipated benefits from the acquired companies, businesses or assets include those associated with:

•	Unexpected losses of key employees or customers of the acquired company;

•	Conforming the acquired company’s standards, processes, procedures and controls with our operations;

•	Coordinating new product and process development;

•	Hiring additional management and other critical personnel;

•	Increasing the scope, geographic diversity and complexity of our operations;

•	Difficulties in consolidating facilities and transferring processes and know-how;

•	Other difficulties in the assimilation of acquired operations, technologies or products;

•	Diversion of management’s attention from other business concerns; and

•	Adverse effects on existing business relationships with customers.

We may engage in future acquisitions that will dilute the ownership interests of our stockholders and cause us to incur debt or to assume contingent liabilities.

As a part of our business strategy, we expect to review acquisition prospects that would complement our current product offerings, enhance our design capability or offer other growth opportunities. We may acquire businesses, products or technologies in the future. In the event of future acquisitions, we could:

•	Use a significant portion of our available cash;

•	Issue equity securities, which would dilute current stockholders’ percentage ownership;

•	Incur substantial debt;

•	Incur or assume contingent liabilities, known or unknown;

•	Incur impairment charges related to goodwill or other intangibles; and

•	Incur large, immediate accounting write-offs.

Such actions by us could impact our operating results and/or the price of our common stock potentially. We have no current binding agreements or definite plans to make any particular material acquisitions.

The market price of Microsemi common stock may decline as a result of our recent acquisition of PowerDsine.

The market price of Microsemi common stock may decline as a result of the merger of Microsemi’s indirect wholly owned subsidiary with PowerDsine for a number of reasons, including if:

•	The effect of the merger on the Microsemi consolidated group’s financial results is dilutive;

•	The effect of the merger on the Microsemi consolidated group’s financial results is not consistent with the expectations of financial analysts; or

•	Significant stockholders of Microsemi and PowerDsine decide to dispose of their shares of Microsemi common stock following completion of the merger.

We have closed, combined, sold or disposed of certain subsidiaries or divisions, which in the past has reduced our sales volume and resulted in restructuring costs.

In October 2003, we announced the consolidation of the manufacturing operations of Microsemi Corp. – Santa Ana, of Santa Ana, California (“Santa Ana”) into some of our other facilities. Santa Ana, whose manufacturing represented approximately 20% and 13% of our annual revenues in fiscal years 2003 and 2004, respectively, had approximately 380 employees and occupied 123,000 square feet. The consolidation of Santa Ana has had minimal adverse impact on revenues.

In April 2005, we announced the consolidation of the high-reliability products operations of Microsemi Corp. – Colorado of Bloomfield, Colorado into some of our other facilities and the closure of the manufacturing operations of Microsemi Corp. – Ireland of Ennis, Ireland. Colorado represented approximately 4% of our annual revenues in fiscal year 2006, has approximately 100 employees and occupies a 130,000 square foot owned facility. Ireland represented less than 1% of our annual revenues, has approximately 60 manufacturing employees and occupies a 62,500 square foot owned facility.

We may make further specific determinations to consolidate, close or sell additional facilities, which could be announced at any time. Possible adverse consequences resulting from or related to such announcement may include various accounting charges such as for idle capacity, an inventory buildup in preparation for the transition of manufacturing, disposition costs, severance costs, impairments of goodwill and possibly an immediate loss of revenues, and other items in addition to normal or attendant risks and uncertainties. We may be unsuccessful in any of our current or future efforts to consolidate our business into a fewer number of facilities. Our plans to minimize or eliminate any loss of revenues during consolidation may not be achieved.

We have major technical challenges in regard to transferring component manufacturing between locations. Before a transfer of manufacturing, we must be finished qualifying the new facility appropriately with the U.S. governmental agencies or the customers. While we plan generally to retain all of our revenues and income of those operations by transferring the manufacturing elsewhere within Microsemi’s subsidiaries, our plans may change at any time based on reassessment of the alternatives and consequences. While we hope to benefit overall from increased gross margins and increased capacity utilization rates at remaining operations, the remaining operations will need to bear the corporate administrative and overhead costs, which are charges to income that had been allocated to the discontinued business units. Moreover, delays in effecting our consolidations could result in greater than anticipated costs incurred to achieve the hoped for longer-range savings.

Our products may be found to be defective or hazardous and we may not have sufficient liability insurance.

There is at any time a risk that our products may be found to be defective or to contain, without the customer’s knowledge, certain prohibited hazardous chemicals after we have already shipped the products in volume, and also perhaps requiring a product replacement or recall. We may be subject to product returns that could impose substantial costs and have material and adverse effects on our business, financial condition and results of operations. Our aerospace (including aircraft), defense, medical and satellite businesses in particular expose us to potential liability risks that are inherent in the manufacturing and marketing of high reliability electronic components for critical applications. Production of many of these products is sensitive to minute impurities, which can be introduced inadvertently in manufacture. Any production mistakes can result in large and unanticipated product returns, product liability and warranty liability. Environmental regulations have imposed on every major participant in the electronics industry a new burden of determining and tracking the presence and quantity of certain chemicals in the content of supplies we buy and add to our products for sale and to inform in turn our customers about each of our finished goods’ relevant chemical contents. Mistakes in this information gathering process could have material adverse effects on us, and the management and execution of this process is very challenging.

We may be subject to product liability claims with respect to our products. Our product liability insurance coverage may be insufficient to pay all such claims. Product liability insurance may become too costly for us or may become unavailable to us in the future. We may not have sufficient resources to satisfy any product liability claims not covered by insurance which would materially and adversely affect our financial position.

Environmental liabilities could adversely impact our financial position.

Federal, state and local laws and regulations impose various restrictions and controls on the discharge of materials, chemicals and gases used in our semiconductor manufacturing processes or in our finished goods. Under new environmental regulations, we are responsible for determining whether certain toxic metals or certain other toxic chemicals are present in any given components we purchase and in each given product we sell. These environmental regulations have required us to expend a portion of our resources and capital on relevant compliance programs. In addition, under other laws and regulations, we could be held financially responsible for remedial measures if our current or former properties are contaminated or if we send waste to a landfill or recycling facility that becomes contaminated, even if we did not cause the contamination. Also, we may be subject to additional common law claims if we release substances that damage or harm third parties. Further, future changes in environmental laws or regulations may require additional investments in capital equipment or the implementation of additional compliance programs in the future. Any failure to comply with environmental laws or regulations, old or new could subject us to significant liabilities and could have material adverse effects on our operating results, cash flows and financial condition.

In the conduct of our manufacturing operations, we have handled and do handle materials that are considered hazardous, toxic or volatile under federal, state and local laws. The risk of accidental release of such materials cannot be completely eliminated. In addition, we operate or own facilities located on or near real property that was formerly owned and operated by others. These properties were used in ways that involved hazardous materials. Contaminants may migrate from, or within or through any such property. These risks may give rise to claims. Where third parties are responsible for contamination, the third parties may not have funds, or not make funds available when needed, to pay remediation costs imposed upon us jointly with third parties under environmental laws and regulations.

In Broomfield, Colorado, the owner of a property located adjacent to a manufacturing facility owned by a subsidiary of ours had notified the subsidiary and other parties, of a claim that contaminants migrated to his property, thereby diminishing its value. In August 1995, the subsidiary, together with Coors Porcelain Company, FMC Corporation and Siemens Microelectronics, Inc. (former owners of the manufacturing facility), agreed to settle the claim and to indemnify the owner of the adjacent property for remediation costs. Although TCE and other contaminants previously used by former owners at the facility are present in soil and groundwater on the subsidiary’s property, we vigorously contest any assertion that the subsidiary caused the contamination. In November 1998, we signed an agreement with the three former owners of this facility whereby they have 1) reimbursed us for $530,000 of past costs, 2) assumed responsibility for 90% of all future clean-up costs, and 3) promised to indemnify and protect us against any and all third-party claims relating to the contamination of the facility. An Integrated Corrective Action Plan was submitted to the State of Colorado. Sampling and management plans were prepared for the Colorado Department of Public Health & Environment. State and local agencies in Colorado are reviewing current data and considering study and cleanup options. The most recent forecast estimated that the total project cost, up to the year 2020, would be approximately $5,300,000; accordingly, we recorded a one-time charge of $530,000 for this project in fiscal year 2003. There has not been any significant development since September 28, 2003.

Litigation could adversely impact our financial position.

We are involved in various pending litigation matters, arising out of the ordinary routine conduct of our business, including from time to time litigation relating to employment matters, commercial transactions, contracts, and environmental matters. In the opinion of management, the final outcome of these matters will not have a material adverse effect on our financial position, results of operations or cash flows.

Some of our facilities are located near major earthquake fault lines.

Our headquarters, our major operating facilities, and certain other critical business operations are located near known earthquake fault lines. We presently do not have earthquake insurance. We could be materially and adversely affected in the event of a major earthquake.

Delaware law and our charter documents contain provisions that could discourage or prevent a potential takeover of Microsemi that might otherwise result in our stockholders receiving a premium over the market price for their shares.

Provisions of Delaware law and our certificate of incorporation and bylaws could make the acquisition more difficult by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions include:

•	The Shareholder Rights Plan, which provides that an acquisition of 20% or more of the outstanding shares without our Board’s approval or ratification results in the exercisability of the Right accompanying each share of Common Stock, thereby entitling the holder to purchase 1/4,000th of a share of Series A Junior Participating Preferred Stock for $100, resulting in dilution to the acquirer because each Right under some circumstances entitles the holder upon exercise to receive securities or assets valued at $200 and under other circumstances entitles the holder to ten (10) times the amount of any dividends or distributions on the common stock;

•	Section 203 of the Delaware General Corporation Law, which prohibits a merger with a 15%-or-greater stockholder, such as a party that has completed a successful tender offer, without board approval until three years after that party became a 15%-or-greater stockholder; and

•	The authorization in the certificate of incorporation of undesignated preferred stock, which could be issued without stockholder approval in a manner designed to prevent or discourage a takeover or in a way that may dilute an investment in the Common Stock.

In connection with our Shareholder Rights Plan, each share of Common Stock, par value $0.20, also entitles the holder to one redeemable and cancellable Right (not presently exercisable), as adjusted from time to time, to a given fraction of a share of Series A Junior Participating Preferred Stock, at a given exercise price, as adjusted from time to time under the terms and conditions as set forth in a Shareholder Rights Agreement. The existence of the Rights may make it more difficult or impracticable for hostile change of control of us, which therefore may affect the anticipated return on an investor’s investment in the Common Stock.

We may have increasing difficulty to attract and to continue retaining qualified outside Board members.

The directors and management of publicly traded corporations are increasingly concerned with the extent of their personal exposure to lawsuits and shareholder claims, as well as governmental and creditor claims which may be made against them in connection with their positions with publicly-held companies. Outside directors are becoming increasingly concerned with the availability of directors and officers liability insurance to pay on a timely basis the costs incurred in defending shareholder claims. Directors and officers liability insurance has recently become much more expensive and difficult to obtain than it had been. Concurrently, the SEC and the NASDAQ Stock Market have imposed higher independence standards and certain special requirements on directors of public companies. Accordingly, it has become increasingly difficult to attract and retain qualified outside directors to serve on our Board.

The volatility of our stock price could affect the value of an investment in our stock and our future financial position.

The market price of our stock has fluctuated widely. Between October 3, 2005 and October 1, 2006, the closing sale price of our common stock ranged between a low of $18.85 and a high of $31.48, experiencing greater volatility over that time than most of the market did. The historic market price of our common stock may not be indicative of future market prices. We may not be able to sustain or increase the value of our common stock. Declines in the market price of our stock could adversely affect our ability to retain personnel with stock incentives, to acquire businesses or assets in exchange for stock and/or to conduct future financing activities with or involving our common stock.

We may not make the sales that are suggested by our order rates, backlog or book-to-bill ratio, and our book-to-bill ratio may be affected by product mix.

Prospective investors should not place undue reliance on our book-to-bill ratios or changes in book-to-bill ratios. We determine bookings based on orders that are scheduled for delivery within 12 months. However, lead times for the release of purchase orders depend upon the scheduling practices of individual customers, and delivery times of new or non-standard products can be affected by scheduling factors and other manufacturing considerations. The rate of booking new orders can vary significantly from month to month. Customers frequently change their delivery schedules or cancel orders. For these reasons, our book-to-bill ratio may not be an indication of future sales.

The percentage of our business represented by space/satellite and defense products may decline. If and when this occurs, we anticipate that our book-to-bill ratio will decline. On the other hand, the percentage of our business represented by space/satellite and defense products may increase. If and when this occurs, we anticipate that our book-to-bill ratio will increase disproportionately to our total expected revenues. Our space/satellite business is characterized by long lead times; however, our other end markets tend to place orders with short lead times.

There may be some potential effects of system outages.

Risks are presented by electrical or telecommunications outages, computer hacking or other general system failure. We rely heavily on our internal information and communications systems and on systems or support services from third parties to manage our operations efficiently and effectively. Any of these are subject to failure. System-wide or local failures that affect our information processing could have material adverse effects on our business, financial condition, results of operations and cash flows. In addition, insurance coverage does not generally protect from normal wear and tear, which can affect system performance. Any applicable insurance coverage for an occurrence could prove to be inadequate. Coverage may be or become unavailable or inapplicable to any risks then prevalent. We are upgrading and integrating, and have plans to upgrade and integrate further our enterprise information systems, and these efforts may cause additional strains on personnel and system resources or may result in potential system outages. The integration efforts generally concern our goal of strengthening or documenting our internal controls for the purposes contemplated in Section 404 of the Sarbanes-Oxley Act.

Our accounting policies and estimates have a material effect on the financial results we report.

Significant accounting policies and estimates have material effects on our calculations and estimations of amounts in our financial statements. Our operating results and balance sheets may be adversely affected either to the extent that actual results prove to be adversely different from previous accounting estimates or to the extent that accounting estimates are revised adversely. We base our critical accounting policies, including our policies regarding revenue recognition, reserves for returns, rebates, price protections, and bad debt and inventory valuation, on various estimates and subjective judgments that we may make from time to time. The judgments made can significantly affect net income and our balance sheets. We are required to make significant judgments concerning inventory, and whether it becomes obsolete or excess, and concerning impairments of long-lived assets and also of goodwill. Our judgments, estimates and assumptions are subject to change at any time. In addition, our accounting policies may change at any time as a result of changes in GAAP as it applies to us or changes in other circumstances affecting us. Changes in accounting policy have affected and could further affect, in each case materially and adversely, our results of operations or financial position.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of our common stock by the selling stockholders pursuant to this resale prospectus. All proceeds from the sale of our common stock by the selling stockholders will be for the account of such selling stockholders.

SELLING STOCKHOLDERS

The following table lists the names of each selling stockholder and the number of shares of our common stock that could be sold by that individual pursuant to this resale prospectus.

Last Name	First Name	Number of Shares
Afgin	Rachel	118
Agranovich	Marina	130
Ahmad	Imran	112
Ansbacher	Sharon	187
Atias	Ilan	5,055
Averbuch	Ran	449
Avisar	Oz	168
Azur	Simo	224
Barnea	Nadav	861
Barnea	Yuval	1,086
Barniv	Nir	149
Bello	Eran	317
Ben Lulu	Lital	112
Ben-Noon	Rafi	149
Blaut	Roni	374
Bober	Ruth	298
Cavaseno	Lisa	37
Cohen	Itay	187
Cohen	Shimon	317
Cohen	Stuart	373
Cohen	Suzi	74
da Silva Resende	Helder Filipe Esteves	149
Dagan	Sharon	298
Danon	Smadar	261
Dariel	Dani	392
Darshan	Yair	786
Devila	Yaki	336

Dozly	Ronen	280
Dubrovsky	Boris	74
Ekstein	Sharon	1,947
Elbaz	Shlomi	786
Erez	Igal	37
Feldman	Daniel	355
Feldman	Shahar	355
Feldman	Yoram	74
Ferentz	Alon	598
Gerby	David	261
Giat	Yaniv	429
Gilboa	Amit	392
Gipsh	Lilach	411
Glatt	Joseph	411
Golan	Sima	168
Goren	David	711
Greenspan	Jerri	37
Hadri	Yizhar	37
Heller	Ilana	111
Hersko	Anny	299
Hung	Shuping	74
Ifergan	Linda	186
Itzhak	Oren	205
Itzhakov	Dvir	187
Jacubovski	Migel	374
Jordan	Donna	261
Josefsberg	Ido	149
Kahn	Simon	504
Kalfon	Arye	112
Kalfon	Miki	261
Katz	Yossy	74
Kim	Roe	187
Klein	Avi	261
Koper	Ezra	524
Korcharz	Dror	1,048
Koren	Lior	74
Lakus	Oleg	74
Langer	Tamir	354
Lee	William	112
Levhar	Gabi	298
Levi	Raanan	786
Levine	Philip	168
Lindsey	Andrea	149
Luria-Anolik	Keren	411
Marcus	Doron	112
Mason	Brett	187

Maymon	Benny	411
Maza	Lior	636
Mcnarney	Martin	448
Meiron	Aron	298
Mendelson	Galit	449
Metser	Ran	74
Missikhaev	Olga	74
Nahari	Gilad	374
Netzer	Avital	149
Ohana	Eli	374
Padmanaban	Mohan	262
Pariante	Livnat	37
Peker	Arkadiy	561
Peled	Amir	298
Petagna	Michael	636
Pincu	David	1,984
Pinjarkar	Vikas	411
Prujan	Benny	224
Rachmany	Yaron	505
Rapoport Bender	Keren	336
Rayabhari	Madhu	1,086
Reshef	Tamir	224
Rimboim	Poldi	299
Rotem	Igal	5,055
Samoha	Erez	168
Schwager	Zahi	411
Seitelbach	Zoharit	261
Sever	Lee	112
Shafiki	Julie	598
Shalom	Nomi	74
Shani	Tamir	149
Shani	Yuval	2,920
Shaul	Danny	336
Shemer	Aviram	1,872
Shmueli-Woortman	Astrid	186
Shomron	Ziv	187
Shpindler	Liora	187
Shuker	Iris	355
Silberstein	Asaf	2,358
Silver	Dubi	187
Smidi	Asher	118
Smolarz	Karen	37
Su	Lancelot	299
Tamir	Nomi	81
Tziony	Noam	187
Ulko	Irena	74

Vatelmacher	Michael	187
Veysman	Alex	223
Wang	Dauglas	186
Weinstein	Shmulik	299
Wilson	Doug	187
Yanivor	Avi	336
Yarmarkov	Evgeny	149
Yehiel	Ilana	149
Yoseff	Shachar	298
Zaltsman	Tamir	374
Zoladz	Diego	149

PLAN OF DISTRIBUTION

The selling stockholders and their successors, including their transferees and donees, may sell the common stock offered under this resale prospectus directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved. Neither we nor the selling stockholders can estimate the amount of this compensation.

The common stock offered under this resale prospectus may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, that may involve crosses or block transactions:

•	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

In connection with the sale of the common stock, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. Except as provided in Section 16(c) of the Securities Act of 1933, the selling stockholders may also sell the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts and commissions, if any. Each of the selling stockholders reserves the right to accept or to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock may be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act of 1933. If the selling stockholders are “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, they will be subject to the prospectus delivery requirements of the Securities Act of 1933.

In addition, any securities covered by this resale prospectus that qualify for sale pursuant to Rule 144 of the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this resale prospectus. A selling stockholder may not sell any common stock described in this resale prospectus and may not transfer, devise or gift these securities by other means not described in this resale prospectus.

To the extent required, the specific common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this resale prospectus is a part. This resale prospectus also may be used, with our consent, by donees of the selling stockholders, or by other persons acquiring shares and who wish to offer and sell shares under circumstances requiring or making desirable its use.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

The selling stockholders may indemnify brokers, dealers, agents or underwriters that participate in transactions involving sales of the shares against specific liabilities, including liabilities arising under the Securities Act of 1933 and/or the Securities Exchange Act of 1934. We will pay substantially all of the expenses incident to this offering of the shares by the selling stockholders to the public other than commissions and discounts of underwriters, brokers, dealers or agents.

We may suspend the use of this resale prospectus if we learn of any event that causes this resale prospectus to include an untrue statement of a material fact or to omit to state a material fact required to be stated in the resale prospectus or necessary to make the statements in the resale prospectus not misleading in the light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling stockholder.

LEGAL MATTERS

The validity of the issuance of the shares offered hereby has been passed upon by The Yocca Law Firm, LLP, Irvine, California.

Item 2. Registrant Information and Employee Plan Annual Information.

The Registrant shall deliver to holders of options under the Plans a notice advising them of the availability without charge of the documents incorporated by reference in this Form S-8 Registration Statement pursuant to Item 3 of Part II hereof, and any other documents that Rule 428(b) requires to be provided to such holders, shall be made available upon written or oral request directed to David R. Sonksen, Executive Vice President, Chief Financial Officer and Secretary, 2381 Morse Avenue, Irvine, California 92614, Telephone (949) 221-7100 or as may otherwise be set forth in such notice(s) as and when provided.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The Registrant hereby incorporates by reference in this registration statement the following documents filed or to be filed with the Securities and Exchange Commission (the “Commission”) by the Registrant, excluding, however, any documents or portions thereof deemed furnished to, rather than filed with, the Commission:

1.	The Registrant’s Annual Report on Form 10-K for the fiscal year ended October 1, 2006, as filed with the Commission on December 15, 2006;

2.	The Registrant’s Current Reports on Form 8-K filed with the Commission on January 4, 2007, January 16, 2007, and January 17, 2007, respectively;

3.	The Registrant’s Proxy Statement on Schedule 14A as filed with the Commission on January 16, 2007, excluding the information in the sections entitled “Performance Graph” and “Compensation Committee Report for Fiscal Year 2006 of Microsemi Corporation”;

4.	The descriptions of the Registrant’s Common Stock and Preferred Stock contained in the Registrant’s Form 10/A (Amendment No. 2) as filed with the Commission on January 30, 2006;

5.	The descriptions of the Registrant’s Series A Junior Participating Preferred Stock and Rights to Purchase Junior Participating Preferred Stock contained in the Registrant’s Form 8-A/A (Amendment No. 1) as filed with the Commission on January 30, 2006; and

6.	All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment to this registration statement which indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents.

Item 4. Description of Securities.

The Microsemi Common Stock is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. The descriptions of securities are incorporated herein by reference to the documents listed in Item 3, paragraphs (d) and (e).

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) grants the Registrant the power to indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with any such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Registrant, and with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful, provided, however, no indemnification shall be made in connection with any proceeding brought by or in the right of the Registrant where the person involved is adjudged to be liable to the Registrant except to the extent approved by a court.

The Registrant’s Amended and Restated Certificate of Incorporation provides that the Registrant will indemnify and hold harmless to the fullest extent permitted by the DCGL, as amended from time to time, any person who is made a party to any action or proceeding because such person is or was a director or officer of the Registrant, or at the Registrant’s request, a director or officer of another enterprise, provided that the person is found to have acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the Registrant. In the case of settlements made before final adjudication, the payment and indemnification thereof must be approved by the Board of Directors. Indemnification under the Registrant’s Amended and Restated Certificate of Incorporation is expressly not exclusive of any other rights to which those seeking indemnification may be entitled as a matter of law.

The Registrant’s Amended and Restated Certificate of Incorporation provides that directors of the Registrant will not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, whether or not an individual continues to be a director at the time such liability is asserted, except for liability (i) for any breach of the director’s duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction from which the director derives an improper personal benefit.

Section 145(g) of the DGCL and the Registrant’s Amended and Restated Certificate of Incorporation grant the Registrant the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Registrant, or is serving as a director, officer, trustee, employee or agent of another enterprise at the Registrant’s request, against any liability asserted against, and incurred by, such person in any such capacity or arising out of such person’s status as such, whether or not the Registrant would have the power to indemnify such person against such liability under the provisions of the DGCL. Pursuant to this authority, the Registrant has purchased and maintains directors’ and officers’ liability insurance policies covering certain liabilities that the Registrant’s present and former directors and officers and former directors and officers of acquired subsidiary companies might incur in connection with the performance of their duties.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

The Exhibit Index, found immediately following the signature pages hereto, is incorporated herein by this reference.

Item 9. Undertakings.

The Registrant hereby undertakes:

(a)	(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (17 CFR § 230.424(b)) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that no post-effective amendment hereto shall be required by clauses (i) or (ii) above if the information required to be included in a post-effective amendment hereto is contained in one or more periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above, do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Additionally, the undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to any provisions or arrangements, or otherwise, whereby the Registrant may indemnify a director, officer or controlling person against liabilities arising under the Securities Act, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Form S-8 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California on the 17th day of January, 2007.

MICROSEMI CORPORATION

By:	/s/ DAVID R. SONKSEN
David R. Sonksen,
Executive Vice President,
Chief Financial Officer and Secretary

POWER OF ATTORNEY

We, the undersigned officers and directors of Microsemi Corporation, do hereby constitute and appoint James J. Peterson and David R. Sonksen, or either one or both of them, our true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for the undersigned and in the undersigned’s name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-8 and any and all pre-effective or post-effective amendments to this Registration Statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or such person’s or persons’ substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Form S-8 Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JAMES J. PETERSON	Director, President and Chief Executive Officer	January 12, 2007
James J. Peterson

/s/ DAVID R. SONKSEN	Executive Vice President, Chief Financial Officer and Secretary	January 12, 2007
David R. Sonksen

/s/ DENNIS R. LEIBEL	Chairman of the Board and Director	January 12, 2007
Dennis R. Leibel

/s/ THOMAS R. ANDERSON	Director	January 12, 2007
Thomas R. Anderson

/s/ WILLIAM L. HEALEY	Director	January 12, 2007
William L. Healey

/s/ WILLIAM E. BENDUSH	Director	January 11, 2007
William E. Bendush

/s/ PAUL F. FOLINO	Director	January 12, 2007
Paul F. Folino

/s/ MATTHEW E. MASSENGILL	Director	January 12, 2007
Matthew E. Massengill

EXHIBIT INDEX

Number	Description
3	Bylaws of the Registrant. Previously filed in Microsemi’s Registration Statement on Form S-2 (File No. 33-3845) as filed on March 6, 1986 and incorporated herein by reference.

3.1	Amended and Restated Certificate of Incorporation of the Registrant effective August 9, 2001. Previously filed as Exhibit 3.1 to Microsemi’s Current Report on Form 8-K filed on August 29, 2001 (File No. 0-08866) and incorporated herein by reference.

3.2	Certificate of Designation of Series A Junior Participating Preferred Stock. Incorporated by reference to the indicated Exhibit to the Registrant’s Registration Statement on Form 8-A12G as filed December 29, 2000 and incorporated herein by reference.

3.3	Certificate of Amendment to Certificate of Designation of Series A Junior Participating Preferred Stock. Previously filed as and hereby incorporated herein by reference to a like-numbered Exhibit to the Registrant’s Annual Report on Form 10-K filed on December 16, 2005 with the Commission for the fiscal year ended October 2, 2005 and incorporated herein by reference.

4.1	Specimen certificate for the shares of common stock of Microsemi, previously filed as a like-numbered exhibit to the Registrant’s Annual Report on Form 10-K filed on December 16, 2005 and incorporated herein by reference.

4.2	Shareholder Rights Agreement dated December 22, 2000 between Microsemi and Mellon Investor Services LLC, as Rights Agent, and the exhibits thereto. Previously filed as a like-numbered exhibit to the Registrant’s Registration Statement on Form 8-A12G filed on December 29, 2000 (File No. 0-08866) and incorporated herein by reference.

4.2.1	Amendment No. One dated December 16, 2005 to Rights Agreement dated December 22, 2000 between the Registrant and Mellon Investor Services, LLC, as Rights Agent. Previously filed as and hereby incorporated herein by reference to a like-numbered Exhibit to the Registrant’s Annual Report on Form 10-K filed on December 16, 2005 with the Commission for the fiscal year ended October 2, 2005 and incorporated herein by reference.

4.7	Section 102 Stock Option Plan of PowerDsine Ltd. Previously filed as Exhibit 10.4 to the Registration Statement on Form F-1 of PowerDsine Ltd. (File No. 333-115777) as filed with the Commission on May 24, 2004 and incorporated herein by reference.

4.8	2003 Israeli Share Option Plan of PowerDsine Ltd. Previously filed as Exhibit 10.5 to the Registration Statement on Form F-1 of PowerDsine Ltd. (File No. 333-115777) as filed with the Commission on May 24, 2004 and incorporated herein by reference.

4.9	Stock Option Plan (Incentive and Restricted Stock Option) of PowerDsine Ltd. Previously filed as Exhibit 10.6 to the Registration Statement on Form F-1 of PowerDsine Ltd. (File No. 333-115777) as filed with the Commission on May 24, 2004 and incorporated herein by reference.

4.10	2006 Israeli Share Incentive Compensation Plan of PowerDsine Ltd. Previously filed as Exhibit 4.10 to the Annual Report on Form 20-F of PowerDsine Ltd. (File No. 333-115777) as filed with the Commission on June 30, 2006 and incorporated herein by reference.

5.1	Opinion of The Yocca Law Firm LLP, counsel to the Registrant, filed herewith.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accountants, filed herewith.

23.2	Consent of The Yocca Law Firm LLP (included in the Opinion filed as Exhibit 5.1).